

July 8, 2010

<u>Via Facsimile and U.S. Mail</u>
Mr. Randall Chestnut
Chairman, President and Chief Executive Officer
916 S. Burnside Ave.
Gonzales, Louisiana
70737

   Re: Crown Crafts, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 29, 2010
     Amendment No. 1 to Preliminary Proxy Statement
     Filed June 29, 2010
     File No. 1-07604

Dear Mr. Chestnut:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2. Please provide a brief background discussion of the material contacts the company has had with Wynnefield Partners Small Cap Value, L.P and its affiliates in connection with the current proxy contest. Further supplement your disclosure to describe how the Board has considered, if at all, any material issues raised by the Wynnfield parties during that time.

3. Further supplement your discussion of the Governance and Standstill Agreement

dated July 1, 2008 to reference material terms agreed to by the company that could impact the 2010 Annual Meeting. For example, revise to describe any agreements relating to the size of the board.

4. Given the filing of the preliminary proxy statement by the Wynnfield parties on June 30, 2010, please revise the disclosure throughout the proxy to definitively state that the Wynnfield parties are contesting the current election of directors at the upcoming annual meeting. In this regard, please update the reference to the "[p]ossible" proxy contest appearing on page 2 as well as disclosure under the heading "Solicitation of Proxies".

Solicitation of Proxies, page 4

5. It appears that you intend to solicit proxies by mail, personal interview, telephone, e-mail, facsimile, or "other means". Consistent with Item 4(b)(1) of Schedule 14A, please clarify any "other" means that will be used to solicit proxies.

6. Please see our comment above. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

7. Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

8. Please update the information under this heading and set forth the information required by Item 4(b)(4) given that the Wynnfield parties are in fact, contesting the election.

Proposal 1: Election of Directors, page 9

9. Please disclose whether the nominees have consented to be named and agreed to serve, if elected. See Exchange Act Rule 14a-4(d).

10. Please revise to provide all of the information required by Item 7 of Schedule 14A and corresponding Item 401(f) of Regulation S-K.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in

Mr. Randall Chestnut
Crown Crafts, Inc.
July 8, 2010
Page 3

possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Jodi Spencer, Esq.
                        Rogers & Hardin LLP
                        (404) 525-2224